Filed by Matterport, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Matterport, Inc.
SEC File No.: 001-39790
Date: May 24, 2024

CoStar Acquisition Employee FAQ No. 2

As you know, Matterport has entered into a definitive agreement to be acquired by CoStar Group.  This document provides supplemental answers to some of the questions employees have asked since the initial announcement and primarily addresses treatment of Matterport stock, RSUs and options. Throughout this document, we will refer to the definitive agreement as the “Merger Agreement” and the future date that CoStar actually acquires Matterport as the “Closing Date” or the “Closing.”

General Response to Submitted Questions

We have received a number of thoughtful questions from you about current operations that may be impacted after Closing and how Matterport and its various teams will be integrated into CoStar. While we understand your interest in each of the questions posed, there are two reasons many of those answers will come closer to, or after, the Closing of the transaction.

First, under Delaware law, Matterport and CoStar must continue to operate as separate companies in each company’s own best interests until the Closing of the transaction. As a result, there are confidentiality restrictions in place protecting various proprietary information about each company, including many details of each company’s operations. Following the Closing of the transaction, as the integration process begins, CoStar looks forward to sharing information that will be responsive to many of your questions.

Second, the transaction could take between three to nine months or longer to close. That timing is due to factors out of Matterport’s and CoStar’s control, including regulatory review. The answers to questions about practicalities, such as benefits, may depend on the proposed timing of Closing, and therefore, will be determined and communicated once we have more insight into a potential Closing timeline.

Questions About the Transaction

Can I direct others outside of Matterport to the 8-K as an additional resource to the press release and blogpost?

Yes. The 8-K announcing the transaction is publicly available and is a great resource.

Are there any updates on the timing of when the transaction will Close?

Not at this time. Unfortunately, there is no exact timeline for a transaction like this. The reason for that is that the Securities Exchange Commission, the Federal Trade Commission and the Department of Justice are all involved in reviewing various documents that we file in connection with the Merger. The variability in timing is due to our dependency on governmental agency review which is not possible to predict.

Questions about Matterport Stock and Matterport Vested Restricted Stock Units (“RSU”)

Matterport Stock

The following questions and answers relate to shares of Matterport stock that you own (including RSUs that have vested and been released or shares of Matterport stock that you have purchased via other means). Questions related to unvested RSUs are addressed further below.

Can I speak with my financial advisor or tax advisor about the transaction and its impact on my personal financial situation or taxes?

Yes, as long as you limit the discussion regarding the transaction to publicly available information, including the documentation filed with the SEC and necessary information regarding your personal Matterport stock, RSUs and/or options.

Can I sell the shares of Matterport stock I own prior to the Closing to avoid receiving part cash and part stock consideration at the Closing?

You are allowed to sell your shares of Matterport stock during an open trading window, assuming you are also in compliance with Matterport’s Insider Trading Policy. If you sell your shares, then you will not receive any consideration (part cash/part stock or otherwise) at the Closing with respect to the shares you sold.

If I am a stockholder, what will happen to my Matterport stock on the Closing Date?

On the Closing Date, the Merger Agreement provides that the Matterport stock that you own will be exchanged for a combination of cash and shares of CoStar. As stated in the press release and in accordance with the Merger Agreement, at Closing, for each share of Matterport stock held, Matterport stockholders will receive $2.75 in cash and a number of CoStar shares equal to $2.75, as determined by a “Stock Exchange Ratio” which is described further below and is subject to certain adjustments depending on the CoStar 20 Day Average Price. “CoStar 20 Day Average Price” means the volume weighted average closing price of CoStar stock for the twenty (20) consecutive trading days ending and including the trading day that is three (3) days prior to the Closing Date.

Can you provide an example of how my Matterport stock will be converted on the Closing?

Effect of the Symmetrical Collar

The Stock Exchange Ratio will be calculated based on two factors: the CoStar 20 Day Average Price and a 10% symmetrical collar which places a cap and a floor on the Stock Exchange Ratio. The Stock Exchange Ratio is subject to a 10% symmetrical collar based on a CoStar share price of $86.02 as a midpoint as follows: (a) if the CoStar 20 Day Average Price is greater than or equal to $94.62, the Stock Exchange Ratio will be 0.02906, (b) if the CoStar 20 Day Average Price is less than or equal to $77.42 per share, the Stock Exchange Ratio will be 0.03552 and (c) if the CoStar 20 Day Average Price is greater than $77.42 and less than $94.62, then the Stock Exchange Ratio will be equal to the quotient of (x) $2.75 divided by (y) the CoStar 20 Day Average Price.

The following examples are for illustrative purposes only and include several assumptions relating to facts that are unknown at this time.

Stock Example 1

For example, if you hold 1,000 shares of Matterport stock at Closing, and the CoStar 20 Day Average Price is $90/share the Stock Exchange Ratio would be 0.03056 ($2.75/$90). Under this example you would receive:

●	$2,750 in cash (1,000 x $2.75); plus

●	30 shares of CoStar stock (1,000 x 0.03056 = 30.56 rounded down); plus

●	$50.40 in cash for the leftover fractional share of CoStar stock (30.56 - 30 shares = 0.56 fractional share x $90/share (.56 x $90 = $50.40) as a cash payment for the fractional share)

Stock Example 2

As another example, if you hold 1,000 shares of Matterport stock at Closing, and the CoStar 20 Day Average Price is $100/share the Stock Exchange Ratio would be 0.02906 (because the CoStar 20 Day Average Price exceeds $94.62 – See Effect of Symmetrical Collar subparagraph (a) above). Under this example you would receive:

●	$2,750 in cash (1,000 x $2.75); plus

●	29 shares of CoStar stock (1,000 x 0.02906 = 29.06 rounded down); plus

●	$5.68 in cash for the leftover fractional share of CoStar stock (29.06 – 29 shares = .06 fractional share x $94.621/share (.06 x $94.62 = $5.68))

How will I be taxed on the receipt of cash and CoStar Shares at Closing?

CoStar and Matterport recently filed a preliminary S-4 statement that serves as a preliminary proxy statement for Matterport stockholders and includes a discussion and explanation of the potential tax implications for stockholders as resulting from the Closing. You may refer to the preliminary proxy statement and any additional proxy statements subsequently filed with the SEC and we strongly advise discussing the same with your own tax advisor to obtain answers to any tax questions you may have in connection with your particular circumstances.

Questions about Unvested Matterport RSUs

What will happen to my unvested RSUs?

Prior to Closing, your Matterport RSUs will continue to vest in accordance with their existing vesting schedule. If, prior to the Closing Date, there is a vesting date for your RSUs, then the shares of Matterport stock that you receive as a result of such vesting (net of the shares required to be sold pursuant to the “Sell to Cover” terms of your RSU Agreement to pay tax withholding obligations) will participate in the transaction the same as any other Matterport stockholder (See “If I am a stockholder” question and response above).

On the Closing Date, each Matterport RSU award (with unvested RSUs) held by a current Matterport employee will be automatically converted into an award of CoStar RSUs without any required action on your part, such that the value of the RSUs immediately after the Closing will be substantially similar to the value of such awards immediately before the Closing.

1 If the CoStar 20 Day Average Price exceeds $94.62 the cash payment for the fractional share will use $94.62 and similarly, if the CoStar 20 Day Average Price is less than $77.42 then the cash payment for the fractional share will use $77.42.

Please provide an example of how my unvested RSUs will be exchanged for CoStar RSUs?

When each of your Matterport RSU award(s) are converted to a CoStar RSU award (each a “Substitute RSU”), the Substitute RSU will be subject to the same terms and conditions as your Matterport RSU award(s), including the vesting schedule, but the number of CoStar RSUs will be different. There are formulas in the Merger Agreement that describe the different exchange ratios that will be used when determining the number of CoStar RSUs underlying each Substitute RSU. The formulas are also dependent on the average stock price of CoStar’s stock (to be determined on a future date) as further explained below. Below is background information and definitions that will provide context for the illustrative examples.

Necessary Background Information

⮚	Because the consideration in the Merger Agreement for each share of Matterport stock is part cash (i.e. $2.75) (the “Cash Consideration”) and part CoStar stock (the “Stock Consideration”), there are two different exchange ratios that will be used to determine the number of CoStar RSUs you will receive in your Substitute RSU - the Stock Exchange Ratio and the Cash Exchange Ratio.

⮚	You will not receive any cash in connection with unvested RSUs.

⮚	This information and examples are provided to show you how the formulas in the Merger Agreement will operate to determine the number of CoStar shares that will be covered by your Substitute RSU.

⮚	The Stock Exchange Ratio described above (See Matterport Stock) will apply to the Stock Consideration portion of the replacement CoStar RSUs.

⮚	The exchange ratio used for the portion attributable to the value of the Cash Consideration (“Cash Exchange Ratio”) is determined based on $2.75 divided by the CoStar 5 Day Share Price.

⮚	The “CoStar 5 Day Share Price” means the volume weighted average closing price of CoStar stock for the five (5) consecutive trading days immediately preceding (but not including) the Closing Date. There is no “collar” mechanism that applies to this portion of the conversion.

⮚	To determine the number of CoStar RSUs covered by your Substitute RSU, the number of unvested Matterport RSUs will be multiplied by the sum of the Stock Exchange Ratio and Cash Exchange Ratio.

Illustrative Examples

The following examples are for illustrative purposes only and include several assumptions relating to facts that are unknown at this time.

RSU Example 1

For example, let’s say you hold a Matterport RSU award with 1,000 unvested RSUs at Closing, and the CoStar 5 Day Share Price is $92 and the CoStar 20 Day Average Price is $90.

According to the terms of the Merger Agreement, the Stock Exchange Ratio applicable to the Stock Consideration would be 0.03056 [determined by $2.75/$90] and the Cash Exchange Ratio would be 0.02989 [$2.75/$92].

To determine the number of CoStar RSUs covered by your Substitute RSU, the formula would be as follows:

1,000 x [0.03056 + 0.02989] = 60.45, which will be rounded down to 60 CoStar RSUs.

If we assume the closing price of a share of CoStar stock on the Closing Date is $92 per share, the unvested RSUs in your Substitute RSU award would have a value of $5,520 [$92 x 60] on the Closing Date.

Note: the collar mechanism described above is applicable to a determination of the Stock Exchange Ratio but is not applicable to the determination of the Cash Exchange Ratio. Further, per the terms of the Merger Agreement, there will be no cash payments in connection with a fractional share resulting from the conversion of each RSU award.

RSU Example 2

Let’s say you hold an RSU award with 1,000 unvested RSUs at Closing, and the CoStar 5 Day Share Price is $102 and the CoStar 20 Day Average Price is $100.

According to the terms of the Merger Agreement, the Stock Exchange Ratio applicable to the Stock Consideration would be 0.02906 (See Effect of the Symmetrical Collar above) and the Cash Exchange Ratio would be 0.02696 [$2.75/$102].

To determine the number of CoStar RSUs covered by your Substitute RSU, the formula would be as follows:

1,000 x [0.02906 + 0.02696] = 56.02, which will be rounded down to 56 CoStar RSUs.

If we assume the closing price of a share of CoStar stock on the Closing Date is $102 per share, the unvested RSUs in your Substitute RSU award would have a value of $5,712 [$102 x 56] on the Closing Date.

What are the tax implications of the conversion of my Matterport RSUs to the Substitute RSUs?

Please note that the responses provided in this FAQ are not intended to be individual tax advice for any Matterport employee. As with any personal tax matters, Matterport strongly advises you to consult with your own tax advisor considering your particular circumstances as well as any tax consequences that may arise from the Closing. The conversion of your Matterport RSU award(s) to a Substitute RSU(s) as described in the Merger Agreement, on its own, should not be a taxable event for employees subject to the tax laws in the United States or the United Kingdom. After the Closing, you will continue to incur taxable income upon vesting and release of CoStar RSUs, just like you do at Matterport.

Questions about Matterport Options

What will happen to my unexercised vested or unvested Options?

The treatment of your Matterport stock options depends on whether you continue to be an employee of Matterport on the Closing Date. You will not be forced to exercise your Matterport stock option prior to the Closing Date. Your replacement CoStar stock option will generally be subject to the same terms, including intended status as an incentive stock option (ISO), vesting and exercise periods, as apply to the Matterport stock option it is replacing.

Employed on the Closing Date. If you are a Matterport employee on the Closing Date, then your stock option, whether vested or unvested, will be automatically converted into a stock option for CoStar common stock (“Substitute Option”), without any required action on your part. The Substitute Option will be for a number of shares of CoStar common stock and will have an exercise price that is generally intended to preserve the same “spread” (which is the excess of the fair market value of the shares subject to the option over the exercise price) as your Matterport stock option had immediately before the Closing. The same Stock Exchange Ratio and Cash Exchange Ratio discussed above for the conversion of Matterport RSUs to Substitute RSUs will be used to determine the number of shares of CoStar common stock subject to the Substitute Option and the exercise price will be converted to the quotient obtained by dividing the exercise price of your Matterport option by the sum of (i) the Stock Exchange Ratio and (ii) the Cash Exchange Ratio.

Illustrative Examples

The following examples are for illustrative purposes only and include several assumptions relating to facts that are unknown at this time.

Option Example 1

For example, let’s say you hold an option award to purchase 1,000 shares of Matterport stock at Closing, with an exercise price per share of $1.00. Assume the CoStar 5 Day Share Price is $92 and the CoStar 20 Day Average Price is $90.

According to the terms of the Merger Agreement, the Stock Exchange Ratio applicable to the Stock Consideration would be 0.03056 [determined by $2.75/$90] and the Cash Exchange Ratio would be 0.02989 [$2.75/$92].

To determine the number of CoStar shares subject to your Substitute Option, the formula would be as follows:

1,000 x [0.03056 + 0.02989] = 60.45, which will be rounded down to 60 CoStar shares subject to the Substitute Option.

To determine the exercise price per share for your Substitute Option, the formula would be as follows:

$1.00 ÷ [0.03056 + 0.02989] = $16.542, which will be rounded up to the nearest penny, for an exercise price per share of $16.55.

Note: the collar mechanism described above is applicable to a determination of the Stock Exchange Ratio but is not applicable to the determination of the Cash Exchange Ratio. Further, per the terms of the Merger Agreement, there will be no cash payments in connection with a fractional share resulting from the conversion of each option award.

Option Example 2

Let’s say you hold an option award to purchase 1,000 shares of Matterport Stock at Closing, with an exercise price per share of $1.00. Assume that the CoStar 5 Day Share Price is $102 and the CoStar 20 Day Average Price is $100.

According to the terms of the Merger Agreement, the Stock Exchange Ratio applicable to the Stock Consideration would be 0.02906 (See Effect of the Symmetrical Collar above) and the Cash Exchange Ratio would be 0.02696 [$2.75/$102].

To determine the number of CoStar shares subject to your Substitute Option, the formula would be as follows:

1,000 x [0.02906 + 0.02696] = 56.02, which will be rounded down to 56 CoStar shares subject to the Substitute Option.

To determine the exercise price per share for your Substitute Option, the formula would be as follows:

$1.00 ÷ [0.02906 + 0.02696] = $17.850 for an exercise price per share of $17.85.

What are the tax implications of the conversion of my Matterport options to the Substitute Options?

Please note that the responses provided in this FAQ are not intended to be individual tax advice for any Matterport employee. As with any personal tax matters, Matterport strongly advises you to consult with your own tax advisor considering your particular circumstances as well as any tax consequences that may arise from the Closing or other actions you may take with respect to any options. The conversion of an option award to purchase shares of Matterport stock to a Substitute Option as described in the Merger Agreement, on its own, should not be a taxable event for employees subject to the tax laws in the United States or the United Kingdom. After conversion, the tax implications of your Substitute Options will be the same and you may be subject to alternative minimum tax upon exercise of your ISOs, just like you do at Matterport. If your Substitute Options are non-qualified options or become non-qualified options, you should expect to incur taxable income upon exercise of such nonqualified stock options, just like you would at Matterport.

Not Employed on Closing Date. If you are no longer a Matterport employee on the Closing Date and the period of time to exercise your option has not yet expired, then your stock option will be automatically canceled, and any “spread” (which is the excess of the fair market value of the shares subject to the option over the exercise price) will be paid in a combination of cash and shares of CoStar common stock based on the formula set forth in the Merger Agreement, subject to applicable withholdings. Please refer to the terms of your Matterport stock option to determine the length of time you have after a separation of employment to exercise your stock option. If your employment terminates and you do not exercise your option within the time permitted by your option agreement, your option will expire and no consideration will be paid at the Closing.

What if I decide to exercise my vested options prior to the Closing Date?

If you exercise vested options prior to the Closing Date, the shares of Matterport stock received in connection with your exercise will be treated as shares of Matterport stock and will participate in the transaction the same as any other Matterport stockholder (See “If I am a stockholder” question and response above). If you are considering exercising vested options, please note the following (i) if you want to exercise and sell shares to cover the exercise price, you may only do so in an open trading window and in compliance with Matterport’s Insider Trading Policy and (ii) we strongly advise that you discuss any plans to exercise with your own tax advisor to obtain answers to any tax questions you may have in connection with your particular circumstances and to understand any tax implications of exercising your options.

SEC Disclosures

Important Additional Information Regarding the Proposed Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction among Matterport, CoStar and certain subsidiaries of CoStar (the “proposed transaction”), CoStar has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of CoStar’s common stock to be issued in connection with the proposed transaction, which included a document that serves as a preliminary prospectus of CoStar and a preliminary proxy statement of Matterport, and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MATTERPORT AND COSTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTERPORT AND COSTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Matterport as of the record date. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed or that will be filed by Matterport and CoStar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed or that will be filed with the SEC by Matterport, including the proxy statement/prospectus (when available), will be available free of charge from Matterport’s website at http://investors matterport.com. Copies of documents filed or that will be filed with the SEC by CoStar, including the proxy statement/prospectus (when available), will be available free of charge from CoStar’s website at http://investors.costargroup.com/.

Participants in the Solicitation

Matterport and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Matterport’s stockholders with respect to the proposed transaction. Information about Matterport’s directors and executive officers is available in Matterport’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 27, 2024 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 27, 2023, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Matterport, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed transaction, the products and services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment including the global supply chain, potential growth opportunities, and the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including the inability to consummate the proposed transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the proposed transaction; the risk that the proposed transaction disrupts Matterport’s current plans and operations or diverts management’s attention from its ongoing business; the effects of the proposed transaction on Matterport’s business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Matterport does business; the risk that Matterport’s stock price may decline significantly if the proposed transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the proposed transaction; Matterport’s ability to grow market share in existing markets or any new markets Matterport may enter; Matterport’s ability to respond to general economic conditions; supply chain disruptions; Matterport’s ability to manage growth effectively; Matterport’s success in retaining or recruiting officers, key employees or directors, or changes required in the retention or recruitment of officers, key employees or directors; the impact of restructuring plans; the impact of the regulatory environment and complexities with compliance related to such environment; factors relating to Matterport’s business, operations and financial performance, including the impact of infectious diseases, health epidemics and pandemics; Matterport’s ability to maintain an effective system of internal controls over financial reporting; Matterport’s ability to achieve and maintain profitability in the future; Matterport’s ability to access sources of capital; Matterport’s ability to maintain and enhance Matterport’s products and brand, and to attract customers; Matterport’s ability to manage, develop and refine Matterport’s technology platform; the success of Matterport’s strategic relationships with third parties; Matterport’s history of losses and whether Matterport will continue to incur continuing losses for the foreseeable future; Matterport’s ability to protect and enforce Matterport’s intellectual property rights; Matterport’s ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; Matterport’s ability to attract and retain new subscribers; the size of the total addressable market for Matterport’s products and services; the continued adoption of spatial data; any inability to complete acquisitions and integrate acquired businesses; general economic uncertainty and the effect of general economic conditions in Matterport’s industry; environmental uncertainties and risks related to adverse weather conditions and natural disasters; the volatility of the market price and liquidity of Matterport’s Class A common stock and other securities; the increasingly competitive environment in which Matterport operates; and other factors detailed under the section entitled “Risk Factors” in Matterport’s Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.